January 23, 2013

Suzanne Hayes
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for the Fiscal Year Ended December 31, 2011 Filed March 23, 2012 Form 6-K filed May 8, 2012 Response dated August 23, 2012 File No. 001-15244

Dear Ms. Hayes:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the US Securities and Exchange Commission (the “Commission”) dated January 9, 2013 responding to our letter of August 23, 2012 (the “initial response letter”) responding to the Staff’s initial comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Commission on March 23, 2012 (the “2011 Form 20-F”) and the Group’s report on Form 6-K filed with the Commission on May 8, 2012 (the “1Q12 Financial Report”). For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

General

1.
The legality opinions referenced in your response to prior comment 1 contain several inappropriate assumptions in the fifth paragraph. Please have counsel remove those assumptions that are not customary assumptions about the trustee’s authorization, execution and delivery of the indenture. Please note that without the assumptions currently contained in the opinions, counsel will be unable to limit the opinions to laws of the State of New York. See Sections II.B.1.e and II.B.2 of Staff Legal Bulletin No. 19 for guidance.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 2

Response to Comment 1:

Counsel will remove the non-customary assumptions referenced in the Staff’s comment and file a new opinion; a Swiss law opinion will also be filed. Each of these opinions will be filed with the Commission on Form 6-K in connection with our next issuance of relevant securities.

Form 20-F for Fiscal Year Ended December 31, 2011

Recent regulatory developments and proposals

Switzerland

2.
Regarding your response to prior comment 4, we note that while your Forms 6-K filed on July 18, 2012 and July 24, 2012 indicate that your capital plans will address the 2012 SNB Financial Stability Report, you have not addressed the issues or recommendations contained in that report. Please provide disclosure in future filings that summarizes the material components of the report’s findings related to your capital position.

Response to Comment 2:

We respectfully advise the Staff supplementally that the June 2012 SNB Financial Stability Report raised two principal issues or recommendations that were applicable to Credit Suisse. The first was that Credit Suisse should expand its loss-absorbing capital base beginning in 2012 so that, when evaluated under the new regulatory capital framework arising from Basel III as implemented in Switzerland, it would rank among the best capitalized banks in the world. The SNB’s second key recommendation was that the large banks in Switzerland (including Credit Suisse) increase transparency by making regular disclosures of key metrics under the new regulatory capital framework, in particular loss-absorbing capital and risk-weighted assets under Basel III once fully implemented.

In our initial response letter we outlined the details of the capital measures we announced in July 2012 (and disclosed in the Forms 6-K referenced in the Staff’s comment). We believe that these measures fully addressed the SNB’s recommendation to raise loss-absorbing capital in 2012, and note that the SNB responded to our actions by stating that “[t]hese measures lead to a rapid and significant increase of the loss absorbing capital of Credit Suisse Group” and that "[i]n an environment that remains particularly challenging for the international banking system, these measures substantially increase the resilience of Credit Suisse Group.”  Our 3Q12 Financial Report filed with the Commission on Form 6-K on November 6, 2012 provided a substantial update on the progress we have achieved in implementing those capital measures (see pp. 44-45), and further updates will appear in our 4Q12 Financial Report and our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 3

The 2Q12 Financial Report also introduced expanded regulatory capital simulations concerning our expected Transitional Swiss Core and Total Capital Ratios and CET 1 Ratio, thereby responding to the SNB’s second recommendation (see pp. 51-53). These disclosures were updated in a detailed manner in our 3Q12 Financial Report (see pp. 50-53). We are in the process of updating these disclosures during the year-end reporting process and will continue to make similar detailed disclosures under the Basel III framework (which is effective for us beginning January 1, 2013) in our quarterly and annual reports going forward (including the 4Q12 Financial Report and our 2012 Form 20-F.

We continue to believe that our actions and related disclosures have fully addressed the issues and recommendations raised in the SNB’s Financial Stability Report. We will comply with the Staff’s comment by continuing to make the disclosures noted above in our 4Q12 Financial Report and 2012 Form 20-F, and will include an explicit reference to the SNB Report’s recommendations in our 2012 Form 20-F.

Risk management

Market risk - VaR

3.           Refer to your response to prior comment 8. Please revise your future filings to disclose how you determine that your Regulatory Value at Risk (“VaR”) model is statistically valid despite the lack of backtesting exceptions during the periods presented. To the extent that your conclusion regarding the statistically-based effectiveness of your Regulatory VaR model is based upon other validation procedures that you perform or other factors specific to your VaR model, disclose those validation procedures and/or other factors.

Response to Comment 3:

We respectfully advise the Staff supplementally that Credit Suisse uses the guidelines set out by the Basel Committee on Banking Supervision (see BCBS Publication 22, “Supervisory Framework for the use of “Backtesting” in conjunction with the Internal Models Approach to Market Risk Capital Requirements”) in order to determine that our Regulatory VaR model is statistically valid. We believe that these guidelines are widely considered to represent industry best practice.

These guidelines define three zones, in relation to the number of backtesting exceptions from 1-day 99% Regulatory VaR during a given twelve month period, as follows:

Zone	Number of Exceptions	Conclusion
Green	Zero to Four	Model statistically valid
Yellow	Five to Nine	Model not statistically valid with 90% probability
Red	Ten or More	Model not statistically valid with 99.99% probability

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 4

We will comply with the Staff’s comment by adding the language appearing below to the discussion of backtesting exceptions in the Market Risk section of our future quarterly and annual reports beginning with our 2012 Form 20-F.

“We had no such backtesting exceptions in the X quarter or in the twelve month period ending with such quarter. Therefore, in line with Basel Committee industry guidelines, the VaR model is deemed to be statistically valid since there are fewer than five backtesting exceptions.”

Credit risk

Selected European credit risk exposures

4.	Refer to your response to prior comment 9. Please further expand your disclosure in future filings regarding your European credit risk exposures by addressing the following:
  ●  Disclose the nature of the scenario analysis and any stress testing that you conduct related to your direct and indirect exposures to certain countries, including the significant parameters of your scenario analysis and stress testing.

  ●  Address the extent to which you evaluate the potential and implications of one or more countries exiting the Eurozone within your scenario analysis and stress tests.

  ●  Discuss the most significant implications of your indirect exposure, and to the extent that redenomination and revaluation risk are considered in your analysis and stress tests, disclose how you consider the implications of that risk.

Response to Comment 4:

Our Counterparty Credit Risk Stress Testing framework measures counterparty exposure under scenarios calibrated to the 99th percentile worst one month and one year moves observed in the available history. Exposures versus European counterparties are computed as part of this regular stress testing process. Furthermore, a “counterparty default” scenario is run where entities of certain countries are set to default. Under these scenarios, credit default swaps (“CDS”) referencing the defaulted entities will be triggered and related derivatives will be set to move to default level. This scenario determines the maximum exposure we have against these countries and serves to identify those counterparties where exposure will rise substantially as a knock-on effect resulting from the modeled countries defaulting.

The scenario framework considers a Eurozone crisis scenario which assumes the default of the European Periphery (Greece, Ireland, Italy, Portugal and Spain). It is assumed that the sovereigns, financial institutions and corporates within these countries default, with a 100% loss of sovereign and financial institutions exposures. We additionally assume a severe market sell off involving an equity market crash, widening credit spreads, a rally in the price of gold and a devaluation of the Euro as a currency. We believe that the potential impact of one or more countries exiting the Eurozone is sufficiently captured in this scenario.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 5

Our Eurozone crisis scenario also assumes the default of a small number of market counterparties that we believe would be severely affected by a default across the European Periphery. These counterparties are assumed to default as we believe that they would be the most affected institutions because of their direct presence in the relevant countries and their direct exposures. The scenario involves severe loss assumptions in each Peripheral country with a 100% loss for sovereigns and banks and through this process revaluation and redenomination risks are considered on a regular basis by our Risk Division.

We will comply with the Staff’s comment by including similar disclosure in our future annual reports, beginning with the 2012 Form 20-F.

5.	Refer to your response to prior comment 10, and please revise your disclosure in future filings to address the following:

●
You state that credit default swaps (“CDS”) included in the tabular disclosure under the heading “Risk mitigation” are presented on a net notional basis. Please clarify your definition of net notional basis. In this regard, clarify whether net notional amounts reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold by origin of the issuer, whether it represents the notional amount of your net CDS positions less margin received, or whether it is calculated in some other fashion. Also, clarify how you define the term “fully margined,” as used in your response.

●
Your response indicates that while it may be theoretically possible to provide the fair value associated with these trades, you do not believe it would add incremental value to the reader. We believe that the disclosure of CDS fair values would provide beneficial information to readers and such fair values should be readily available given that CDS derivative contracts are required to be reported at fair value in your financial statements. Accordingly, please provide additional disclosure to supplement your current presentation to show both the notional amounts and fair values of CDS protection purchased and sold by selected European country.

●
Clarify why certain CDS positions are included within Inventory and other positions are included within the Risk mitigation column. Also, explain why those CDS positions are presented on a different measurement basis (i.e., net market value vs. net notional).

●
Clarify how counterparty credit risk related to your CDS positions and other hedges is reflected in your table. For example, are these amounts reflected in either your Gross credit risk exposure or Inventory columns?

●
Clarify whether you have included any indexed or tranched purchased credit derivatives in your table, and if so, disclose that fact. In addition, quantify the amount of this protection and disclose how the amounts are reflected in your table amongst the different countries and counterparties.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 6

Response to Comment 5:

We will comply with the Staff’s comment by enhancing our disclosures in future quarterly and annual reports (beginning with the 2012 Form 20-F) by including additional qualitative disclosures summarizing each of the points noted below.

We respectfully advise the Staff supplementally that the net notional amounts in the Risk Mitigation column of the tabular disclosure referred to in the Staff’s comment reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based upon the origin of the CDS reference credit, rather than that of the CDS counterparty. The term “fully margined” refers to the fact that the CDS contracts in question are collateralized and executed with counterparties with whom we have an enforceable ISDA Master Agreement with a Credit Support Annex that provides for daily margining.

We continue to believe that the mark-to-market fair value of the CDS contracts would not add incremental value to these disclosures. While the fair value of a CDS contract is directly influenced by changes in the credit quality of the referenced credit, from a risk perspective that fair value at any one point of time is not the loss mitigation effect provided by the contract with respect to a given disclosed exposure, but rather it is the notional amount of the contract. For example, a new loan may be funded on the last day of the year and concurrently hedged with a CDS contract. The fair value of that CDS would approximate zero and therefore disclosure of the fair value of the CDS could be incorrectly interpreted as indicating that the loan was unhedged. The credit risk of the CDS contract itself, i.e., the risk that the CDS counterparty will not perform in the event of a default event, is managed separately from the credit risk of the reference credit. The credit risk of the protection provider is addressed by way of the margining arrangements described above. In accordance with ASC 815-10-45, we offset the fair value of derivatives with cash collateral in our financial statements where we have an enforceable ISDA Master Agreement with a Credit Support Annex. As noted above, these CDS contracts are “fully margined” such that their fair value as reported in our financial statements approximates zero. Therefore, disclosure of the fair value of the CDS as zero could be incorrectly interpreted as indicating that the exposure was unhedged. In any event, disclosing the risk mitigation of the CDS protection by noting both the notional and the fair value of the CDS contract would imply that there are two risk mitigation components associated with the contract that are relevant to our selected European credit risk exposures, which is not the case.

The CDS presented in the Risk Mitigation column of the table referenced in the Staff’s comment are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider by way of the margining provisions described above. Conversely, the CDS presented in the Inventory column represent contracts recorded in our trading books that are hedging the credit risk of the disclosed Inventory instruments and are disclosed on the same basis as the value of the fixed income instrument they are hedging.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 7

To the extent CDS positions are purchased from protection providers within the disclosed European countries, the related credit risk would be reflected in our disclosure in the column Gross Credit Risk Exposure. Credit risk associated with CDS positions purchased from protection providers outside of these countries are not reflected in the disclosure.

The portfolio summarized in the table does not contain any tranched CDS positions, and contains only a small amount of indexed credit derivatives within the Inventory category (representing less than 1% of the entire portfolio). Given that such indexed trades do not comprise a material amount of our exposure, we believe that more granular disclosures about such trades would not provide additional useful information to investors.

Consolidated Financial Statements — Credit Suisse Group

Notes to the consolidated financial statements

Note 26 – Tax

6.
Refer to your response to prior comment 16. Please provide us with a draft of your proposed disclosure, and confirm that you will include these revised disclosures in quarterly reports filed on Form 6-K in addition to your next Form 20-F.

Response to Comment 6:

We will comply with the Staff’s comment by providing the enhanced qualitative disclosures provided below for the 2011 reconciling items in our 2012 Form 20-F, and will also provide similar qualitative disclosures for the 2012 reconciling items once our 2012 financial statements have been completed. We note that we began to provide a full tax rate reconciliation in our quarterly reports beginning with our 3Q12 Financial Report, and will continue to do so in quarterly reports going forward.

“Foreign tax rate differential
2011 included a foreign tax rate benefit of CHF 40 million in respect of profits earned in lower tax jurisdictions, mainly Guernsey and Bahamas, partially offset by foreign tax rate differential related to profits earned in higher tax jurisdictions, mainly Brazil and the US. The foreign tax rate benefit in relation to foreign tax expense of CHF 809 million is more than offset by tax impacts related to reconciling items explained below.

Other non-deductible expenses
2011 included non-deductible interest expenses of CHF 240 million, non-taxable offshore expenses of CHF 80 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 49 million and other various smaller non-deductible expenses.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 8

Lower taxed income
2011 included a tax benefit of CHF 55 million in respect of the Swiss tax effect relating to the reduction in the valuation of an investment in a subsidiary, a tax benefit of CHF 52 million related to exempt offshore income, CHF 47 million in respect to non-taxable dividend income and CHF 47 million related to non-taxable foreign exchange gains. In addition, 2011 included tax benefits of CHF 42 million related to tax credits and CHF 40 million related to non-taxable life insurance income. The balance includes various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.

Other
2011 included a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Group’s operating entities, one in Switzerland and one in the US. The increase is related to the re-measurement of existing deferred tax assets due to changes in valuation and profitability assumptions related to such pre-existing deferred tax assets.”

Note 28 – Related parties

7.
We note your response to prior comment 17. Please advise as to whether any loans to members of the Executive Board and the Board of Directors to which Instruction 2 to Item 7.B of Form 20-F did not apply were outstanding as of December 31, 2011.

Response to Comment 7:

We respectfully advise the Staff supplementally that as of December 31, 2011 there were no loans outstanding to members of the Executive Board or the Board of Directors as to which Instruction 2 to Item 7.B of Form 20-F did not apply.

8.
We note your response to prior comment 18 and your proposal to file the agreements as exhibits to your Form 20-F for the fiscal year ended December 31, 2012. The agreements should have been filed as exhibits to prior filings; therefore, we do not believe filing them in your next Form 20-F is sufficient. Please file the agreements by amending your most recent Form 20-F or by filing a Form 6-K as soon as practicable.

Response to Comment 8:

We respectfully inform the Staff supplementally that the securities purchased by The Olayan Group referenced in the Staff’s initial comment are not outstanding, having been exchanged for new securities issued in July 2012. We therefore filed the documents referred to in our initial response letter relating to the securities now held by The Olayan Group following such exchange, together with those relating to the securities still held by Qatar Investment Authority as a result of the February 2011 transaction, with the Commission on Form 6-K on January 23, 2013.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 9

Note 31 – Guarantees and commitments

Residential mortgage loans sold – outstanding repurchase claims

9.
Refer to your response to prior comment 20. Please revise your disclosure in future filings to state, if true, that you are unable to estimate reasonably possible losses related to U.S. government-sponsored enterprise (“GSE”), private investor, and non-agency securitization repurchase claims in excess of the amounts accrued because you have limited reliable information about the status of such loans following your sale of those loans. Additionally, to the extent that you believe you are unable to estimate reasonably possible losses in excess of the amounts accrued because you do not have a robust history of resolving repurchase claims from either private investors or non-agency securitization trusts, please disclose that fact as well.

Response to Comment 9:

We will comply with the Staff’s comment by revising our future quarterly and annual reports (beginning with our 4Q12 Financial Report), to include statements to the effect that:

1) with respect to our outstanding repurchase claims balance for GSEs, private investors, and non-agency securitizations, we are unable to estimate reasonably possible losses in excess of the amounts accrued because we have limited reliable information about the status of such loans following their sale; and

2) with respect to repurchase claims from private investors and non-agency securitization trusts, we are unable to estimate reasonably possible losses in excess of the amounts accrued due to our limited history of resolving such repurchase claims.

Note 33 – Financial Instruments

Gains and losses on financial instruments

10.
We acknowledge your response to prior comment 21 regarding the disclosure requirements of ASC Topic 825. However, we refer you to our prior comment requesting additional disclosure within your Operating Results section of future filings. Specifically, please refer to Item 5.A of Form 20-F that requires disclosure of any significant component of revenue or expenses necessary to understand your results of operations, and to Item 5.D of Form 20-F that requires disclosure of known trends and uncertainties that are reasonably likely to have a material effect on your revenues, income from continuing operations, or profitability, or would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 10

Response to Comment 10:

We respectfully advise the Staff supplementally that the risks associated with the embedded derivative elements of our structured products carried on a fair value basis are actively monitored and managed on a portfolio basis as part of our overall trading portfolio. The funding component is managed on an accrual basis. In our Operating and Financial Review on page 66 of our 2011 Annual Report on Form 20-F we disclose the Average one day VAR by risk element. In future filings, we will add language to the results overview that explains how the structured products are risk managed. The embedded derivative components of our structured products carried on a fair value basis are included within these figures. We believe this information provides the reader with meaningful information as it provides a comprehensive view of the risk associated with our overall trading portfolio rather than a subset of that portfolio that excludes economic hedges. Furthermore, the breakdown of sales and trading revenue split between Fixed Income and Equities on page 66 also incorporates structured products carried on a fair value basis.

Changes in foreign exchange rates, interest rates and indexes have a broad reaching impact across multiple product classes throughout our businesses; such trends and uncertainties are highlighted in our Operating and Financial Review on page 38-40 of our 2011 Annual Report on Form 20-F and will continue to be highlighted in our 2012 Form 20-F.

As indicated in our response to prior comment 21, we do not currently have the ability to provide a quantification of all the risk factors underlying the gains and losses for our structured products population. However as noted in our response to comment 11 below, we are in the process of establishing this functionality and during 2014 expect to be in a position to enhance the existing disclosures in the Operating Results section of future filings.

11.
In addition, we acknowledge your statement in response to prior comment 21 that the additional quantification we requested is not a data attribute that is captured within your accounting records. We are unclear as to why you are not able to provide the level of quantification that we requested given that these data attributes (e.g., foreign currency exchange rates, interest rates, and/or movements in the reference price or index for structured notes) appear to be integral to your determination of the fair value of these structured products as well as for your risk management activities for these products. Further, we continue to believe that more transparent and granular disclosure of your structured product activities is useful to investors. Accordingly, please address the following:

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 11

●	Tell us in detail the extent to which you capture these values by product or by risk as part of your risk management or other activities that are outside of your accounting systems.

●	Identify the systems in place by which you are able to evaluate, monitor, or track the key characteristics of your structured debt and the impact of these characteristics on their valuation.

●
Please further consider these available mechanisms for purposes of providing the additional disclosures requested in prior comment 21 in your future filings and provide us with your proposed disclosures.

●
To the extent that all available mechanisms do not provide you with sufficient data to provide sufficiently transparent and granular disclosure of such activities, disclose that fact, provide additional disclosure based on what data attributes are currently available to you, and confirm that you will initiate appropriate tracking mechanisms in order to provide the requested disclosure in future filings. Please provide us with your proposed disclosure to address each of these points.

Response to Comment 11:

As noted in our response to comment 10, the risks associated with the embedded derivatives of our structured products are managed in conjunction with the derivative instruments in our trading portfolio on a portfolio basis, and we are therefore currently unable to separate these  by product type. The fair value of structured products are based on quoted prices where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of the embedded derivatives and the residual term of the instrument based on call options. Derivatives embedded in structured products are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships.

We respectfully advise the Staff supplementally that although Credit Suisse does not currently capture the trading revenue gains and losses for structured products by each specific risk component, we are currently in the process of improving the reporting to capture and report all of the key risks for each structured product and allow us to quantify gains and losses on the fair valued structured products by individual risk type. We currently expect that this project will be completed during 2014. We will comply the Staff’s comment by including the requested tabular disclosure in future filings following completion of this project.

Appendix

Risk Factors

12.	With respect to prior comments 24-27, please provide us with your proposed risk factor disclosures.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 12

Response to Comment 12:

Proposed text for each of the Risk Factors referenced in the Staff’s comment is provided below, with additional disclosures specifically added in response to the Staff’s comments set out in italicized text. We note that developments occurring after the date of this letter, but before the filing of our 2012 Form 20-F, could cause us to modify certain portions of the draft disclosure (e.g., descriptions of current regulatory initiatives) to better reflect facts and circumstances as of the time of such filing.

Legal restrictions on our clients may reduce the demand for our services

We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application and changes in enforcement practices. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets. For example, focus on tax compliance and changes in enforcement practices could lead to asset outflows (primarily from customers in mature Western European markets) from our Wealth Management Clients business in Switzerland.

We may incur significant losses in the real estate sector

We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2012, our real estate loans (as reported to the Swiss National Bank) totaled approximately CHF XX billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including commercial and residential mortgage-backed securities. Our real estate-related businesses and risk exposures could continue to be adversely affected by the downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.

Regulatory changes may adversely affect our business and ability to execute our strategic plans

As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate around the world. Such regulation is increasingly more extensive and complex and, in recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have all increased significantly. These regulations often serve to limit our activities, including through the application of increased capital requirements, customer protection and market conduct regulations, and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 13

Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk. We are already subject to extensive regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. We expect such increased regulation to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, as well as affecting our ability to conduct certain businesses, which could adversely affect our profitability and competitive position. Variations in the details and implementation of such regulations may further negatively affect us, as certain requirements currently are not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.

For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by Basel III, together with more stringent requirements imposed by the Swiss “Too Big To Fail” legislation and its implementing ordinances, have contributed to our decision to reduce risk weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), including the “Volcker Rule”, derivatives regulation, and other regulatory developments described in I – Information on the company – Regulation and supervision, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Because the scope of the Volcker Rule remains subject to final rule making and its impact on our market-making and risk mitigation activities is unclear, it is still uncertain whether we may be required to curtail or discontinue some of these activities or if our operations may otherwise be adversely affected. Under the Dodd-Frank Act, we also expect to become subject to new CFTC and SEC rules that could materially increase the operating costs, including compliance, IT and related costs, associated with our derivatives businesses with US persons. Further, in December 2012, the Fed proposed a rule under the Dodd-Frank Act that would create a new framework for regulation of the US operations of foreign banking organizations such as ours. Although the final content and impact of the proposal cannot be predicted at this time, if implemented as proposed, this rule may result in our incurring additional costs and limit or restrict the way we conduct our business in the US.

Similarly, recently enacted and possible future cross-border tax regulation with extraterritorial effect, such as the US Foreign Account Tax Compliance Act, and bilateral tax treaties, such as Switzerland’s treaties with the UK and Austria, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. Finally, implementation of the European Market Infrastructure Regulation (EMIR) and the proposed revisions to the Markets in Financial Instruments Directive (MiFID II) may negatively affect our business activities. If Switzerland does not pass legislation that is deemed equivalent to these EU regulations in a timely manner, Swiss banks, including us, may be limited from participating in businesses regulated by such laws.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 14

We expect the financial services industry, including Credit Suisse, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2013 and beyond. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.

Despite our best efforts to comply with applicable regulations, a number of risks remain, particularly in areas where applicable regulations may be unclear or inconsistent among jurisdictions or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

> Refer to “Regulation and supervision” in I – Information on the company for a description of our regulatory regime and capital requirements and a summary of some of the significant regulatory and government reform proposals affecting the financial services industry.

Any conversion of our convertible capital instruments will dilute the ownership interests of existing shareholders

Under Swiss regulatory capital rules, we are now required to issue a significant amount of contingent capital instruments which will convert into common equity upon the occurrence of specified triggering events, including our CET1 capital ratio falling below a prescribed threshold, or a determination by FINMA that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent. These triggering events are described in more detail in “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet. We have already issued or agreed to issue an aggregate of CHF 8.3 billion in principal amount of such contingent capital, and we expect to issue more such contingent capital in the future. We have also issued a significant volume of the mandatory and contingent convertible securities (MACCS), totaling an aggregate of CHF 3.8 billion, which convert into our common equity on March 29, 2013 (subject to acceleration in certain circumstances). The conversion of some or all of our contingent capital due to the occurrence of a triggering event will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Similarly, the conversion of the MACCS will result in substantial dilution of the ownership interests of existing shareholders who do not hold an equivalent amount of MACCS. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 15

Form 6-K filed May 8, 2012

Exhibit 99

Risk Management

PAF2 transaction

13.
Refer to your response to prior comment 28, and please confirm that you will include the revised disclosures in future quarterly reports filed on Form 6-K in addition to your next Form 20-F. In addition, please revise your disclosure in future filings as follows.

●
Quantify the amounts recognized in your financial statements related to this transaction, including the fair value of the 2011 Partner Asset Facility (“PAF2”) units, the fair value of the CDS, and the carrying amount of the credit support facility guarantee, and clarify where these amounts are recorded in your financial statements.

●	Clarify that this transaction was structured primarily for regulatory capital purposes.

Response to Comment 13:

We will comply with the Staff’s comment by enhancing the disclosure in future annual reports (beginning with our 2012 Form 20-F) to describe the valuation model for these awards in more detail (and reference such annual report disclosures in future quarterly reports).

The enhanced disclosure that we propose to include in 2012 Form 20-F is set forth below in italicized text in the context of the relevant disclosure.

“The key model inputs used to value the PAF2 awards are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Group’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash-flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the Effective Positive Exposure (EPE) used by the Group for counterparty risk management. As of December 31, 2012, the carrying value of the PAF2 awards was CHF XX million and the amount of the PAF2 awards compensation expense for the year ended December 31, 2012 was CHF XX million, as is reflected in the “Deferred compensation expense” table for each reporting period in Note 21 – Employee deferred compensation.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 16

The Group has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer is calculated using the same model as for the PAF2 units. As of December 31, 2012, the CDS has a negative replacement value of CHF XXX million and is reflected in credit derivatives in the “Fair value of derivative instruments” table in Note 23 – Derivatives and hedging activities.” The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. As of December 31, 2012, the carrying amount of the credit support facility included in the table above was CHF XX million.”

With respect to the Staff’s comment about the purpose of the transaction, we respectfully inform the Staff that the PAF2 transaction (i.e., the senior and mezzanine layers) was structured for a combination of purposes in addition to an expected regulatory capital benefit. These other purposes include economically hedging the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility, as well as employee compensation purposes. In addition, the senior layer would allow Credit Suisse to obtain temporary funding for incurred losses. This temporary funding could last upwards of 13 months beyond the final CDS expiration date, which equates to a potential maximum funding period of approximately 10 years. As a result, we expected that the transaction would provide regulatory capital benefits in addition to meeting certain compensation, funding and risk management objectives.

14.	Please advise us as follows with respect to the mezzanine layer of this transaction (i.e., the PAF2 awards) and revise your disclosures in future filings accordingly:

●	Clarify whether you have elected the fair value option for the PAF2 units and if not, how you evaluated the embedded derivative for bifurcation.

●
Clarify whether you have applied a liquidity discount in your valuation of these awards given that they do not appear to be transferrable and have a stated maturity of four years with a potential five year extension.

●
Provide a more robust discussion of how your valuation model for these awards captures the counterparty credit risk of the referenced derivative portfolio. In this regard, specifically explain how you estimate the credit spreads of the various counterparties and how these spreads are used within the broader valuation model for the referenced portfolio. As appropriate, explain how the counterparty spread is used to estimate a discount rate and discount the cash flows within the model.

Response to Comment 14:

We respectfully advise the Staff supplementally that PAF2 awards give Credit Suisse the option to issue shares as a settlement of the awards. Therefore, PAF2 awards are within the scope of ASC 718-10-10 and are treated as liability-classified awards, which are measured at fair value. Because the awards are measured at fair value, no embedded derivative bifurcation analysis is required.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 17

Liquidity (including limitations on transferability) is considered in the model inputs used to determine the fair value of PAF2 awards.

The more robust disclosure requested by the Staff’s comment is reflected in our response to Comment 13.

15.	Please provide us with the following additional information with respect to the senior layer of this transaction:

●
Tell us whether the third-party entity providing credit protection would have been able to enter into a similar credit support agreement with an unrelated third-party at a similar cost and if so explain why the entity did not do so.

Tell us more about the nature of the third-party entity. For example, clarify whether it is a substantive business with operations and the ability to perform under the CDS absent the credit support facility.

●
Provide an example illustration of how the credit support agreement interacts with any amounts due to you under the CDS. For example, assume that you are owed a payment under the CDS and the counterparty to the CDS funds the payment owed to you under the credit support facility. As part of your response, please clarify how you would be reimbursed under this arrangement, as it is unclear from your disclosure what is meant by the statement that the funded amount may be settled by the assignment of the rights and obligations of the CDS to you, when you were already owed the amount under the CDS.

●
Tell us how determined the level of loss protection necessary under the CDS. For example, you state that net of the credit support facility, the loss protection under the CDS is limited to the excess of the CDS notional amount over the notional amount of the Facility, which is $25 million. You also state that one of the business purposes for the transaction is that credit loss protection provided by the counterparty results in a third-party absorbing the first $25 million of incremental losses borne on the senior layer after the depletion of the equity and mezzanine layers. Clarify whether this means you are only getting the regulatory capital benefit on the net $25 million.

●	Tell us, in quantitative terms, the regulatory capital benefit of this aspect of the transaction.

●	Quantify the difference between the fair value of the CDS and the liability recognized for the credit support facility at March 31, 2012 and September 30, 2012.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 18

Response to Comment 15:

We respectfully advise the Staff supplementally that in November 2012, the Basel Committee on Banking Supervision published “Basel 3 counterparty credit risk and exposures to central counterparties – Frequently asked questions” (FAQ), which was updated in December 2012. As a result of this new guidance, the PAF 2 transaction, as currently structured, would not be an eligible CVA hedge under Basel III. Credit Suisse is evaluating restructuring the protection on the senior layer of the PAF2 transaction to remove, or find a replacement counterparty for, the credit support facility in order for the PAF2 transaction as a whole to remain an eligible CVA hedge under Basel III. Alternatively, Credit Suisse may decide to terminate the PAF2 transaction in its entirety.

As a result of the issuance of the new guidance contained in the FAQ, Credit Suisse now has the right to exercise the regulatory call to restructure or terminate the CDS and credit support facility layer at par. The mezzanine layer has a similar regulatory call that is struck at the then current fair value.

As explained on page 58 of our 1Q12 Financial Report (as filed with the Commission on Form 6-K on May 8, 2012) the PAF 2 transaction is a hedge of a referenced portfolio of our derivative counterparty credit risk and credit spread volatility. Given the unique nature of this portfolio and management’s preference to execute the transaction in the first quarter of 2012, Credit Suisse was the most efficient counterparty to provide the credit support facility to the third-party entity. Furthermore, it is common practice for the counterparty to provide credit enhancement when entering into transactions with the type of third party entity that is counterparty to the CDS.

We believe it is likely that there are market participants that would provide a similar type of credit support facility to the third-party entity and, based on CDS pricing at the time the credit support facility was executed, the cost to the third-party entity of the credit support facility would be in a range consistent with the fees paid on the credit support facility provided by Credit Suisse.

The third-party entity is a third-party asset-backed commercial paper conduit that is 100% owned and administrated by an unrelated sizeable diversified financial services firm focusing on capital market activities, investment management and insurance. At the time of the transaction, the third-party entity had substantive ongoing operations that continue today and had reported assets that exceeded USD 22 billion as of December 31, 2011.

In order to establish a required payment under the CDS, there must be a credit event, as defined, in the reference portfolio in excess of USD 1.3 billion subordination layer amount to trigger a payment from the counterparty. Under the CDS, only after USD 25 million of first loss provided by the counterparty is exhausted, the counterparty must use commercially reasonable efforts to issue short term notes backed by the credit support facility. Thereafter, if short term notes could not be issued, the counterparty would draw on the credit support facility to make the required CDS payment. The counterparty’s rights to assign its rights and obligations under the CDS to the credit support provider as payment in full satisfaction of its liabilities under the credit support facility is a structural design to allow for the unwinding of the credit support facility upon its maturity.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 19

For example, if there is a USD 30 million cash payment (after the first USD 1.3 billion of defaults) under the CDS, the third party would utilize its own USD 25 million cash and issue short term notes for USD 5 million, and then transfer the aggregate amount as a CDS payment to Credit Suisse. If the short term notes cannot be rolled (i.e., new short term notes cannot be issued to pay off the maturing short term notes), the third party would draw USD 5 million on the facility to repay the maturing short term notes. Upon maturity of the facility, the third party could satisfy its outstanding liability under the credit support facility without making any cash payment.

The CDS provides protection on the senior layer of the reference portfolio and is supported by the USD 0.8 billion mezzanine layer and the USD 0.5 billion junior layer retained by Credit Suisse. Because of the credit enhancement provided by the mezzanine layer and the first loss layer, which is held by Credit Suisse, we believe the probability of having a required payment under the CDS is remote. As a result, the USD 25 million first loss was deemed to provide a significant amount of loss absorption given the credit profile of the reference portfolio and the amount of credit protection (subordination) supporting the CDS.

While the CDS provides protection on the senior layer of the referenced portfolio, the credit support facility absorbs the credit risk on the CDS after the USD 25 million first loss is exhausted. Therefore, we are facing the third-party entity credit risk under the CDS but we are also retaining the senior underlying risk under the credit support facility. The net of both CDS and the credit support facility results in no default risk RWA benefit for regulatory purposes (i.e., the default on the senior risk is fully retained by Credit Suisse (outside of the USD 25 million first loss)).

As of September 30, 2012, the Basel II.5 RWA benefit of the PAF 2 transaction as a whole was USD 735 million. We structured and completed the entire PAF2 transaction in anticipation of the Basel III regulatory capital requirements, which became effective for Credit Suisse on January 1, 2013. As previously disclosed, we discussed the transaction with the Swiss Financial Markets Supervisory Authority. At the time the transaction was executed, management believed the CDS in conjunction with the PAF2 units was an eligible CVA hedge under Basel III and therefore included the impact in our Basel III capital planning. However as a result of the new guidance contained in the FAQ cited above, the PAF 2 transaction, as currently structured, would not be an eligible CVA hedge under Basel III and Credit Suisse therefore intends to restructure the transaction or terminate it in its entirety.

The difference between the fair value of the CDS (negative replacement value) and the liability recognized for the credit support facility (net of the related fee receivable) was USD 3 million and USD 22 million at March 31, 2012 and September 30, 2012, respectively.

Notes to the condensed consolidated financial statements – unaudited

Note 26 – Financial instruments

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 20

Debt securities

CMBS, RMBS and CDO securities

16.
Refer to your response to prior comment 31. Please revise your disclosure in future filings to incorporate the information provided in your response with respect to your level 3 valuations of these securities. In this regard, clarify that your “price” input refers to comparable prices rather than prices or quotes from third-party pricing services, discuss your use of discounted cash flow models (and the underlying assumptions) to corroborate your estimated fair values, and more clearly label your “internal rate of return” as an estimate of the rate of return that a market participant would use. Please provide us with a draft of your proposed disclosures.

Response to Comment 16:

We will comply with the Staff’s comment by revising our future quarterly and annual reports (beginning with the 2012 Form 20-F) to further clarify the term “price” and the use of discounted cash flow models, including underlying assumptions, and more clearly label the internal rate of return. Our proposed disclosure is set out in our response to comment 18.

Derivatives

Equity and Index-related derivatives

17.
Refer to your response to prior comment 32, and please provide us with proposed disclosure to be included in future filings related to that comment. In this regard, please ensure that your revised sensitivity disclosures are provided in a sufficient level of detail (e.g., a separate sensitivity discussion for each type of instrument) such that there is directional consistency among the changes in unobservable inputs and the fair value of the related instruments. In addition, to the extent that the directional impact of fair value changes would differ depending on whether your derivative instruments are in a net asset or net liability position, please clearly disclose this fact.

Response to Comment 17:

In response to prior comment 32 we revised our Financial Report for 3Q12 (as filed with the Commission on Form 6-K on November 6, 2012) to include a detailed overview of all significant unobservable inputs and their directional impact on fair value (to facilitate the Staff’s review, that disclosure, which appears on page 137 of the Financial Report, is reproduced below). At an instrument level, we provide details of the significant unobservable inputs used to compute fair value. In future filings beginning with the 4Q12 Financial Report, we will comply with the Staff’s comment by more prominently disclosing (with a separate heading) the paragraph linking the significant unobservable inputs and fair value changes in a manner that should provide users with a better understanding of the directional impacts.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 21
Disclosure from 3Q12 Financial Report

“For level 3 assets with a significant unobservable input of basis spread, buyback probability, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, life expectancy (for life finance instruments), correlation, recovery rate, prepayment rate, price, skew and volatility, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets instruments with a significant unobservable input of mean reversion, capitalization rate, internal rate of return, gap risk, default rate, discount rate, loss severity, credit spread and life expectancy (for life settlement and premium finance instruments), in general, an increase in the significant unobservable input would decrease the fair value. An increase in the related significant unobservable input for level 3 liabilities would have the inverse impact on fair value.”

Quantitative information about level 3 assets at fair value

18.
Refer to your response to prior comment 34 where you state that your systems predominantly capture prices as the valuation input for such transactions and that while you may in certain cases imply the yield on such instruments from the price, you do so only for analytic purposes. Please confirm whether you are calculating an implied yield from comparable financial instrument prices and then (1) adjusting the yield for items specific to your position (e.g., seniority & maturity) and (2) using the adjusted yield to derive a price or value for your level 3 instruments using a cash flow model. If not, explain to us and provide an example illustrating how you utilize comparable prices in order to derive a fair value for a specific level 3 instrument and what adjustments are made to the comparable price in order to derive the level 3 fair value measurement. Also, provide us with proposed disclosure to include in future filings to clarify your valuation methodology when you utilize comparable prices.

Response to Comment 18:

We respectfully advise the Staff supplementally that we utilize market comparable prices in four categories of assets on our financial statements: Corporate Debt, CDO Debt, Trading Asset Other (which is principally loans) and Other Assets – loans held for sale.

For Corporate Debt and CDO Debt, we follow a methodology broadly consistent with the methodology described in the Staff’s comment, in that unobservable positions are compared to observable positions based upon relevant factors including industry, seniority, maturity and credit rating, and the implied yields calculated using prices obtained from the observable positions form the starting point for the unobservable positions.  Yield adjustments may then be made to account for the differences between the observable and unobservable positions to arrive at a price for the unobservable position.

RMBS loans comprise the majority of the positions in the Trading Assets Other and Other Assets – loans held for sale categories.  We predominately capture prices as the valuation input for RMBS loans and only imply a yield from these prices for analytical purposes in certain cases. We do not adjust these implied yields to calculate prices for RMBS loans, rather all loans are marked on a price basis.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 22
Our loan inventory consists of loans in a number of sectors, including newly originated jumbo loans; seasoned/pre-crisis cashflowing modified and non-modified loans; non-performing loans and FHA Insured loans. Loans in all of these sectors trade frequently and the market convention is to refer to trading levels in terms of prices, rather than yield. More specifically, when discussing prices, market participants in all of these sectors (with the exception of newly originated price loans), discuss price as a percentage of updated estimated property value (as typically determined by a broker price opinion, and, in some cases, by estimation using available housing price indices for that region). While market participants are imputing a yield based on percentage of that broker price opinion, there is a wide disparity among market participants as to what yield a specific loan/loan package trades at and what yield expectations are.

When determining pricing levels and the appropriate percentage adjustment to be made to the updated estimated property value at which a loan package trades, market participants (including Credit Suisse) consider loan-specific characteristics such as: original LTV, current LTV (based on updated estimated property value), delinquency status (including foreclosure, bankruptcy, REO, etc), borrower payment history, modification status, coupon rate, presence of FHA and/or mortgage insurance, etc. Additionally, we bucket our inventory in subsets which have common features and assign the same percentage adjustments to the updated estimated property values within each of these subsets.

As an example, a $100,000 loan which is performing, not-modified, 1st lien with a 5% coupon rate that has no mortgage insurance, is located in California and was originated in 2006 has an updated estimated property value of $90,000. We would utilize recent trading activity, which for illustrative purposes indicates to us that market participants are pricing loans with these attributes at 75% of estimated updated property value. As a result, this loan would be priced at $67,500 (i.e., 75% of the $90,000 estimated updated property value).

We will comply with the Staff’s comment by including additional disclosures in our future annual reports, beginning with our 2012 Form 20-F.  The proposed text for such disclosures is provided below, with additional disclosures specifically added in response to the Staff’s comments set out in italicized text.

“Foreign governments and corporates

Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 23

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include buyback probability, correlation, gap risk and credit spreads.  For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities

Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and estimated market internal rate of return. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow.  The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Other trading assets

Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of life expectancy, while for RMBS loans it is market comparable price.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 24

For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

For RMBS loans, the use of market comparable price varies depending upon each specific loan.  For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow.  The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.  For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, CF velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, FHA insurance, property value and documentation quality.  Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of the those unobservable prices.

Loans

The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spreads and price. During the quarter, the Group refined its approach for determining the LGD parameter used in the valuation model for its corporate loan book. This approach, which is more granular and recognizes the seniority of certain unsecured loans, aligns the LGD used for regulatory capital calculations and valuation purposes. This refinement benefitted the Group’s results in corporate banking by CHF 72 million.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 25

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in Other Trading Assets. Whole loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Accrual based Private Banking loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model.

Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty related credit spreads.”

19.
We acknowledge your response to prior comment 37. However, we also note that in some cases, you have provided wide ranges of significant unobservable inputs that limit the meaningfulness of such disclosure. For example, in your 3Q12 Financial Report, you disclose a range of 0-90% for loss severity of commercial mortgage-backed securities (“CMBS”) and 2-110% for volatility of equity/index-linked derivative products. In cases where you have provided wide ranges, please revise your disclosure in future filings to include a qualitative discussion of the unobservable input range. The qualitative discussion should address the underlying reason that the input range is wide, and any other information that explains the range to facilitate an understanding of your views about individual inputs as well as changes in your views about particular unobservable inputs over time. Refer to BC86 of ASU No. 2011-04. In this regard, consider disclosing the following:

●	Drivers of dispersion within the range, such as a particular position or instrument type; and

●	Data point concentrations within the range.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 26

Response to Comment 19:

We will comply with the Staff’s comment by revising the referenced disclosure in our future quarterly and annual reports (beginning with our 4Q Financial Report) to include a qualitative discussion of the unobservable input range.

*   *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Suzanne Hayes
Securities and Exchange Commission
Page | 27

The Group hopes that its responses adequately address the Staff’s comments and will allow the Staff to conclude this particular comment process in advance of the Group’s filing of its 2012 Form 20-F, currently scheduled for March 22, 2013. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Deputy Chief Financial Officer, in Zurich at 011-41-44-333-1968, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, Todd Runyan, Head of Accounting Policy, in Zurich at 011-41-44-334-8063 or me in Zurich at 011-41-44-333-6607.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ David R. Mathers

David R. Mathers
Member of the Executive Board
Chief Financial Officer

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Deputy Chief Financial Officer
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

Todd Runyan
Head of Accounting Policy
Credit Suisse Group AG

Michael J. Volkovitsch, Esq.
Cleary Gottlieb Steen & Hamilton LLP